UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Montage Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, TX 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,979,174
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,979,174
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,979,174
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.1% (1)
14	Type of Reporting Person (See Instructions) PN

(1)

Based on (i) 302,535,938 shares of common stock, $0.01 par value (“Common Stock”) issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2018, (ii) 234,543,000 shares of Common Stock issued by the Company in connection with the consummation of the Merger (as defined in Item 4) and (iii) after giving effect to the Reverse Stock Split (as defined in Item 4).

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,694,674
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,694,674
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,694,674
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14	Type of Reporting Person (See Instructions) PN

(1)

Based on (i) 302,535,938 shares of Common Stock issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 1, 2018, (ii) 234,543,000 shares of Common Stock issued by the Company in connection with the consummation of the Merger and (iii) after giving effect to the Reverse Stock Split.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 7,378,059(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,378,059(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,378,059(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 20.6% (2)
14	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,856,486 shares of Common Stock of Montage Resources Corporation, a Delaware corporation formerly known as Eclipse Resources Corporation (the “Issuer” or the “Company”), owned directly by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and 2,521,573 shares of Common Stock of the Issuer owned by TPR Residual Assets, LLC (“TPR Residual”). TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual. EnCap Fund IX disclaims beneficial ownership of the securities owned by TPR Residual in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the Common Stock owned directly by TPR Residual for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

Based on (i) 302,535,938 shares of Common Stock issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 1, 2018, (ii) 234,543,000 shares of Common Stock issued by the Company in connection with the consummation of the Merger and (iii) after giving effect to the Reverse Stock Split.

CUSIP No. 27890G 100

1	Name of Reporting Person TPR RESIDUAL ASSETS, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,521,573
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,521,573
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,521,573
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%(1)
14	Type of Reporting Person (See Instructions) OO

(1)

Based on (i) 302,535,938 shares of Common Stock issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 1, 2018, (ii) 234,543,000 shares of Common Stock issued by the Company in connection with the consummation of the Merger and (iii) after giving effect to the Reverse Stock Split.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,051,907 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,051,907 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,051,907 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.2% (2)
14	Type of Reporting Person (See Instructions) OO

(1)

Includes 2,521,573 shares of Common Stock of the Issuer owned directly by TPR Residual. TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”), collectively directly hold the remaining shares of Common Stock. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the disposition of the Common Stock held by the EnCap Funds. EnCap Partners GP disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

Based on (i) 302,535,938 shares of Common Stock issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 1, 2018, (ii) 234,543,000 shares of Common Stock issued by the Company in connection with the consummation of the Merger and (iii) after giving effect to the Reverse Stock Split.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015, that certain Amendment No. 2 filed on February 2, 2015, that certain Amendment No. 3 filed on July 15, 2016, that certain Amendment No. 4 filed on September 30, 2016 (“Amendment No. 4”), that certain Amendment No. 5 filed on January 18, 2018, that certain Amendment No. 6 filed on September 2, 2018 and that certain Amendment No. 7 filed on February 6, 2019 (“Amendment No. 7”). This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Montage Resources Corporation, a Delaware corporation formerly known as Eclipse Resources Corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 122 West John Carpenter Freeway, Suite 300, Irving, Texas 75039.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is jointly filed by EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX” and collectively with EnCap Fund VIII and EnCap Fund VIII Co-Invest, the “EnCap Funds”), EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), TPR Residual Assets, LLC, a Delaware limited liability company and a wholly owned subsidiary of EnCap Fund IX (“TPR Residual,” and collectively with the EnCap Funds and EnCap Partners GP, collectively, the “Reporting Persons”). As a result of the dissolution of Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), Eclipse Holdings is no longer a joint filer and ceased to be a Reporting Person immediately after the filing of Amendment No. 4. As a result of the TPR Contribution (as defined in Item 3), Travis Peak Resources, LLC, a Delaware limited liability company ceased to be a Reporting Person immediately after the filing of Amendment No. 7. The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Further, on April 6, 2017, EnCap Partners, LLC converted into a limited partnership with the name EnCap Partners, LP (“EnCap Partners”). In connection with the conversion, EnCap Partners GP was formed as the sole general partner of EnCap Partners. EnCap Partners GP replaced EnCap Partners, LLC as a Reporting Person and a joint filer.

The principal office and business address of each of the EnCap Funds, EnCap Partners GP and TPR Residual is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds. The principal business of TPR Residual is investing in the securities of energy companies and oil and gas interests ancillary thereto.

EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX.

None of the Reporting Persons or the Control Persons (as defined below) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Other than as set forth on Schedule 5 previously filed with Amendment No. 7, to the best of the Reporting Persons’ knowledge, no Reporting Person or Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, managers or other persons controlling EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, EnCap Partners GP and TPR Residual is set forth on Schedule 1, Schedule 2, Schedule 3 and Schedule 5 previously filed (collectively, the “Control Persons”), which Schedules are hereby incorporated by reference. All such persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

The description of the transactions as set forth in Item 4 below is incorporated by reference herein in its entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Closing of the Blue Ridge Merger

On February 28, 2019, the transactions contemplated by the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, dated as of January 7, 2019, by and among the Company, Merger Sub, and Blue Ridge (“Amendment No. 1”) were consummated. Pursuant to the Merger Agreement, upon the Effective Time Merger Sub was merged with and into Blue Ridge, with Blue Ridge surviving the Merger as a wholly owned subsidiary of the Company.

Further, upon the Effective Time, each share of Blue Ridge common stock, par value $0.01 per share (“Blue Ridge Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares or Dissenting Shares (each as defined in the Merger Agreement)) was converted into the right to receive from the Company 4.4259 validly issued, fully-paid and nonassessable shares of Common Stock, subject to adjustment as specified in the Merger Agreement, including for the 15-to-1 reverse stock split of Common Stock which was effected immediately prior to, and conditioned on, the closing of the Merger, resulting in an adjusted exchange ratio of 0.29506 of a share of Common Stock for each share of Blue Ridge Common Stock (the “Reverse Stock Split”).

The transaction was unanimously approved by the Company Board and by the Blue Ridge Board. The issuance of Common Stock in connection with the Merger and the adoption of the Second Amended and Restated Certificate of Incorporation of the Company which was effective at the closing of the Merger and providing for, among other things, the declassification of the Company Board and the Reverse Stock Split, were approved by the written consent of stockholders of the Company holding a majority of the outstanding shares of Common Stock.

Prior to the Effective Time, the Company took all actions necessary to cause the Company Board as of and immediately following the Effective Time to consist of a total of ten directors including: (i) five directors designated by the Company, at least three of which who qualify as “independent directors” under the listing standards of the NYSE and the applicable rules of the SEC, and at least one of such independent director designees who qualifies as “independent” pursuant to Rule 10A-3(b)(1) of the Exchange Act, and as an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K; and (ii) five directors designated by Blue Ridge, at least three of which who qualify as “independent directors” under the listing standards of the NYSE and the applicable rules of the SEC, and (x) at least two of such independent director designees who qualify as “independent” pursuant to Rule 10A-3(b)(1) of the Exchange Act, and (y) one of such director designees being John

Reinhart, the former President and Chief Executive Officer of Blue Ridge. One of the directors designated by Blue Ridge is to resign on the first anniversary of the Effective Time and the Company Board is to be reduced to nine directors.

Further, prior to the Effective Time, the Company took all actions necessary to cause John Reinhart, the former President and Chief Executive Officer of Blue Ridge, to become the President and Chief Executive Officer of the Company and Michael Hodges to become Executive Vice President and Chief Financial Officer of the Company. Oleg Tolmachev, the Company’s Executive Vice President and Chief Operating Officer will continue to serve the Company in such capacity. Paul Johnston, the former Senior Vice President and General Counsel of Blue Ridge, became Executive Vice President and General Counsel of the Company effective as of the Effective Time, and Matt Rucker, former Vice President Resource Planning and Development of Blue Ridge, became Senior Vice President Resource Planning and Development of the Company effective as of the Effective Time. Benjamin W. Hulburt, the Company’s former Chairman, President and Chief Executive Officer, and Christopher K. Hulburt, the Company’s former Executive Vice President, Secretary and General Counsel, each resigned from such positions effective as of the Effective Time.

Upon completion of the Merger, the Company changed its name to Montage Resources Corporation and the Common Stock began trading on the NYSE under the symbol “MR.”

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by (i) the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated herein by reference and (ii) Amendment No. 1, a copy of which is filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2019, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in their entirety as follows:

(a)    The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment relating to such Reporting Person and is incorporated by reference herein.

(b)    EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Holdings Blocker. EnCap Holdings Blocker is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund VIII GP and EnCap Fund IX GP. EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. EnCap Partners GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds.

TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the sole power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

(c)    Other than as described in Item 4, no Reporting Person has effected any transactions in the shares of Common Stock since the filing of Amendment No. 7.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

The description of the transactions as set forth in Item 4 above is incorporated by reference herein in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 1.1	Joint Filing Agreement dated March 1, 2019.

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.4	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.5	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.6	Purchase and Sale Agreement dated December 8, 2017 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017, and incorporated by reference herein).

Exhibit 2.7	Registration Rights Agreement dated as of January 18, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, and incorporated by reference herein).

Exhibit 2.8	Agreement and Plan of Merger, dated as of August 25, 2018, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.9	Voting Agreement, dated as of August 25, 2018, among Eclipse Resources Corporation, Blue Ridge Mountain Resources, Inc. and the Stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.10	Lock-Up Agreement, dated as of August 25, 2018, from the stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.11	Contribution Agreement, dated as of February 4, 2019, between Travis Peak Resources, LLC and TPR Residual Assets, LLC.

Exhibit 2.12	Joinder Agreement, dated as of February 4, 2019, from the stockholders of Eclipse Resources Corporation party thereto.

Exhibit 2.13	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 7, 2019, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 7, 2019, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2019

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C, its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C, its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C, its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Partner

TPR Residual Assets, LLC

By:	EnCap Energy Capital Fund IX, L.P., its sole member

By:	EnCap Equity Fund IX GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director